

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Alfred Altomari
Chief Executive Officer
Agile Therapeutics, Inc.
500 College Road East, Suite 310
Princeton, NJ 08540

> **Re: Agile Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2023**
> **File No. 333-271249**

Dear Alfred Altomari:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Bryan S. Keighery